UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 8, 2022

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152, 333-217856 and 333-268336), except for the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

This announcement is not for release, publication or distribution (directly or indirectly) in or to Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan and any other jurisdiction in which it would be unlawful to receive or view this announcement.

This announcement is not an offer of securities for sale in the United States. The securities to which this announcement relates have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. There will not be a public offering of securities in the United States.

Media release

Ad hoc announcement pursuant to Art. 53 LR Credit Suisse Group AG announces successful rights offering

Zurich, December 8, 2022 – Credit Suisse Group AG today announces the results of the rights offering as approved by the shareholders at the Extraordinary General Meeting on November 23, 2022. By the end of the rights exercise period on December 8, 2022, 12:00 noon CET, 98.2% of the rights had been exercised for the issuance of 872,989,594 new shares. The 16,378,864 newly issued shares for which rights were not exercised are planned to be sold in the market at or above the offer price of CHF 2.52 per share. The gross proceeds of the rights offering for Credit Suisse Group AG are expected to amount to approximately CHF 2.24 billion.

In the context of the rights offering, existing shareholders of Credit Suisse Group AG were offered 889,368,458 newly issued shares with a nominal value of CHF 0.04 each. Shareholders of Credit Suisse Group AG were allotted one pre-emptive subscription right for each share they held on November 25, 2022 (after close of trading). Seven pre-emptive subscription rights entitled the holder of such rights – subject to certain restrictions under applicable local laws – to purchase two newly issued shares at the offer price of CHF 2.52 per share.

By the end of the rights exercise period on December 8, 2022, 12:00 noon CET, pre-emptive subscription rights for 872,989,594 newly issued shares had been validly exercised, which corresponds to 98.2% of the newly issued shares offered. The 16,378,864 newly issued shares for which rights were not exercised are planned to be sold in the market at or above the offer price of CHF 2.52 per share.

The gross proceeds of the rights offering for Credit Suisse Group AG are expected to amount to approximately CHF 2.24 billion. As a result of the rights offering, the number of issued shares of Credit Suisse Group AG increases to 4,002,158,062. The nominal share capital of Credit Suisse Group AG rises by CHF 35,574,738.32 from CHF 124,511,584.16 to CHF 160,086,322.48 as a result of the rights offering.

The gross proceeds for Credit Suisse Group AG of the rights offering and the previously implemented capital increase by way of share placement together are expected to amount to a total of approximately CHF 4.0 billion.

The listing and the first day of trading on SIX Swiss Exchange of the newly issued shares from the rights offering, as well as the delivery of the new shares against payment of the offer price, are expected to take place on December 9, 2022.

Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

Credit Suisse

Page 1	December 8, 2022

Not for release, publication or distribution in or to Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan and any other jurisdiction in which it would be unlawful to receive or view this announcement.

Media release

Credit Suisse is one of the world's leading financial services providers. The bank’s strategy builds on its core strengths: its position as a leading wealth manager, its specialist investment banking and asset management capabilities and its strong presence in its home market of Switzerland. Credit Suisse seeks to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The bank employs more than 50,000 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Important note

This document is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG. This document may qualify as advertisement under the Swiss Federal Act on Financial Services (“FinSA”) but is not a prospectus nor a key information document pursuant to the FinSA, nor does it qualify as a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The Securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the laws of any U.S. state and may not be offered or sold in the United States of America absent registration or an exemption from registration under the Securities Act. There will be no public offering of the Securities in the United States of America.

The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only addressed to and directed at persons in the United Kingdom who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended, as it forms part of retained EU law by virtue of the European Union (Withdrawal) Act 2018 (the “U.K. Prospectus Regulation”). In addition, this document is being distributed to, and is only directed at, qualified investors (i) who have professional experience in matters relating to investments falling within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons, together with “qualified investors” within the meaning of Article 2(e) of the U.K. Prospectus Regulation, being referred to as “relevant persons”). This announcement and the information contained herein must not be acted on or relied upon in the United Kingdom, by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the same will be engaged in only with, relevant persons.

The information contained herein does not constitute an offer of securities to the public in any member state of the European Economic Area (the “EEA”) (each a “Member State”), no action has been undertaken or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Member State. This document is only addressed to and is only directed at persons in Member States who are “qualified investors” (“Qualified Investors”) within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (such Regulation, together with any applicable implementing measures in the relevant home Member State under such Regulation, the “Prospectus Regulation”). The information contained herein must not be acted on or relied upon in any Member State by persons who are not Qualified Investors. Any investment or investment activity to which this announcement relates is only available to, and any invitation, offer or agreement to purchase, subscribe or otherwise acquire the same will be engaged in only with, Qualified Investors. For the purpose of this paragraph, the expression “offer of securities to the public” means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable the investor to decide to purchase or subscribe for the securities and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 and includes any amendments and relevant delegated regulations thereto.

Important Information

Our cost base target is measured using adjusted operating expenses at constant FX rates and on constant perimeter, before impact of Securitized Products & other divestments.

We may not achieve all of the expected benefits of our strategic initiatives, such as in relation to intended reshaping of the bank, cost reductions and strengthening and reallocating capital. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), customer reaction to our proposed initiatives, enhanced risks to our businesses during the contemplated transitions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Our ability to implement our strategy objectives could also be impacted by timing risks, obtaining all required approvals and other factors.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook”, “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks, goals, commitments and aspirations, as well as any other forward-looking statements described as targets or projections, are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market

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Not for release, publication or distribution in or to Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan and any other jurisdiction in which it would be unlawful to receive or view this announcement.

Media release

conditions, market volatility, increased inflation, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from Russia’s invasion of Ukraine, political uncertainty, changes in tax policies, scientific or technological developments, evolving sustainability strategies, changes in the nature or scope of our operations, including as a result of our recently announced strategy initiatives changes in carbon markets, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, these statements, which speak only as of the date made, are not guarantees of future performance and should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks, goals, commitments, aspirations, targets, projections or any other forward-looking statements. For these reasons, we caution you not to place undue reliance upon any forward-looking statements.

Our estimates, ambitions, objectives, aspirations and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives, aspirations and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Such estimates, ambitions, objectives, aspirations and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Credit Suisse Group AG is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse Group AG has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.

Unless otherwise noted, all CET1 ratio, CET1 leverage ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure.

The English language version of this document is the controlling version.

Cautionary statement regarding forward-looking information

This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
•	our plans, targets or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:
•	the ability to maintain sufficient liquidity and access capital markets;
•	market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
•
the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;

•	the impact of social media speculation and unsubstantiated media reports about our business and its performance;
•	the extent of outflows of assets or future net new asset generation across our divisions;
•	our ability to improve our risk management procedures and policies and hedging strategies;
•
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;

•
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

•
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

•	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;

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Not for release, publication or distribution in or to Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan and any other jurisdiction in which it would be unlawful to receive or view this announcement.

Media release

•	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
•
the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;

•	our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
•	our ability to successfully implement the divestment of any non-core business;
•	the future level of any impairments and write-downs, including from the revaluation of deferred tax assets, resulting from disposals and the implementation of the proposed strategic initiatives’;
•	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
•	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
•	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
•
geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;

•	political, social and environmental developments, including climate change;
•	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
•	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

•	the adverse resolution of litigation, regulatory proceedings and other contingencies;
•
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

•	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
•	the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
•	the potential effects of changes in our legal entity structure;
•	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to protect our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes instituted by us, our counterparties or competitors;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
•	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021 and in “Risk factor” in Credit Suisse results – Credit Suisse in our 3Q22 Financial Report.

Stabilization Legend

Stabilization/ICMA.

Page 4	December 8, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: December 8, 2022		Vice President